Verona Pharma plc
Verona Pharma plc Operational Update and Financial Results for the First Quarter Ended March 31, 2018

Announced positive top-line data from two Phase 2 clinical trials ahead of schedule
Met primary and key secondary endpoints in 403 patient Phase 2b clinical trial for maintenance treatment of COPD
Met primary and secondary endpoints in Cystic Fibrosis Phase 2a clinical trial

May 8, 2018, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today an operational update and financial results for the three months ended March 31, 2018.
The Company’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”) and cystic fibrosis (“CF”), and potentially asthma.
OPERATIONAL HIGHLIGHTS

During the three months ended March 31, 2018, the Company:

• Successfully completed two further clinical trials with nebulized RPL554 ahead of schedule.

• Reported positive top-line data from a Phase 2b clinical trial for maintenance treatment of COPD:
Primary endpoint:

•
RPL554 met the primary endpoint at all doses, showing a statistically significant difference vs. placebo (p<0.001) with absolute changes from baseline >200mL in peak FEV1 after 4 weeks of dosing. No minimum effective dose could be determined.

•	This peak bronchodilator effect was observed at the first dose and was sustained over four weeks (p<0.001).
Secondary endpoints include:

•	Statistically significant improvements in average FEV1 over 12 hours were observed at all doses after the first administration, and this effect was sustained over four weeks.

•	This study did not demonstrate consistent improvements in trough FEV1.

•
Recording of daily COPD symptoms, using E-RS (EXACT-PRO) demonstrated a significant, clinically relevant, progressive improvement in total COPD symptoms (p<0.002), including improvements in breathlessness (p<0.02), chest symptoms (p<0.02), and cough and sputum (p<0.02).

•	Strong trend of improvement in quality of life score, the St. George's Respiratory Questionnaire (SGRQ-C) of >2.5 units was observed in all dose groups after four weeks.

•	Patients’ Global Impression of Change indicates that patients felt better on RPL554 compared to placebo (p<0.01).

•	RPL554 was well tolerated at all doses with an adverse event profile similar to placebo.

•	Reported positive top-line data from a Phase 2a clinical trial to study pharmacokinetic and pharmacodynamic profile in CF:
Primary endpoint:

•	The PK profile was consistent with that observed in patients with COPD, although with lower peak serum levels of RPL554 in CF patients.

•	Serum half-life was dose-dependent; 7.5 to 10.1 hours for 1.5 mg and 6 mg, respectively.

Secondary endpoint measures:

•	RPL554 also elicited a statistically significant increase in average FEV1 in treated patients for 1.5 mg (all P<0.01) and 6 mg (all P<0.05) at 4, 6 and 8 hour time points.

•	The drug was well-tolerated in this patient group with an adverse event profile consistent with other studies with RPL554.

•	Preparations for Phase 2 nebulized RPL554 add-on study to LABA/LAMA or triple therapy continue to progress according to plan and the clinical trial is expected to start in 3Q 2018.

•	MDI and DPI formulation work progressing well with pre-clinical studies with RPL554 in new formulations now expected to complete in 2H 2018.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at March 31, 2018 amounted to £72.6 million (December 31, 2017: £80.3 million).

•
For the three months ended March 31, 2018, reported operating loss of £5.9 million (three months ended March 31, 2017: £4.1 million) and reported loss after tax of £15.2 million (three months ended March 31, 2017: loss after tax of £1.9 million). Operating expenses increased due to an expansion of research and development activity. The increase in net loss reflects the finance expense for the increase in the fair value of the liability representing the warrants over Verona shares, of £9.0 million, which is a non-cash item.

•	Reported loss per share of 14.5 pence for the three months ended March 31, 2018 (three months ended March 31, 2017: loss per share 3.7 pence).

•	Net cash used in operating activities for the three months ended March 31, 2018 of £6.2 million (three months ended March 31, 2017: £3.5 million) reflecting increased clinical activities.

Jan-Anders Karlsson, PhD, CEO of Verona Pharma, commented:

“We are pleased to have reported positive top-line data from two clinical studies that we completed ahead of schedule during the first quarter. In our largest and longest trial to date, a 403 patient four-week Phase 2b trial, RPL554 demonstrated a significant and clinically meaningful improvement in lung function in COPD patients, as well as a clinically meaningful improvement in daily reported COPD symptom scores in all sub-domains, that continued to improve over the four-week treatment period. These data give us confidence in progressing nebulized RPL554 towards Phase 3 studies in COPD patients. Likewise, the positive data in our Phase 2a trial in CF patients now makes a proof-of-concept study in patients with CF feasible. We are delighted with the significant progress we made with RPL554 during the reporting period, providing further support for RPL554 potentially becoming an important novel and well-differentiated treatment for patients with COPD, as well as CF.”

Conference Call and Webcast Information

Verona Pharma will host an investment community conference call at 9:00 a.m. Eastern Standard Time (2:00 pm British Summer Time) on Tuesday, May 8, 2018. Analysts and investors may participate in the conference call by utilizing the conference ID: 3853885 and dialing the following numbers:

•	888-394-8218 or 646-828-8193 for callers in the United States

•	0800 279 7204 or 44 (0)330 336 9411 for callers in the United Kingdom

•	0800 101 1732 or 49 (0)69 2222 2018 for calls in Germany

Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available for 30 days by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the “Events and presentations” link.

An electronic copy of the interim results will be made available today on the Company’s website (http://www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function and clinical symptoms as compared to placebo, and has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis (CF), and potentially asthma.

Forward Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the design of the Phase 2b clinical trial of RPL554, the importance of the Phase 2b clinical trial to our development plans for RPL554, the potential of RPL554 as a promising first-in-class treatment option for COPD, and the value of the data and insights that may be gathered from the Phase 2b clinical trial.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable.

These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2018 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison	SNELVeronaPharma@stifel.com

ICR, Inc. (US Media and Investor Enquiries)
James Heins	Tel: +1 203 682 8251
James.Heins@icrinc.com

Stephanie Carrington	Tel: +1 646 277 1282
Stephanie.Carrington@icrinc.com

FTI Consulting (UK Media and Investor Enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

OPERATIONAL REVIEW

Company overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. We are not aware of any other therapy in a single compound in clinical development or approved by the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent. We believe RPL554 has the potential to be the first novel class of bronchodilator in over 40 years.

We have completed 12 Phase 1 and Phase 2 clinical trials with RPL554 with over 730 subjects enrolled. In our clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo. Statistically significant means that there is a low statistical probability, typically less than 5 per cent, that the observed results occurred by chance alone. Our most recent clinical trial in patients with moderate-to-severe COPD has also shown clinically meaningful and statistically significant improvements in daily reported COPD symptom scores. Our trials have also shown clinically meaningful and statistically significant improvements in lung function when RPL554 is added to commonly used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. RPL554 has also shown anti-inflammatory effects and been well tolerated in our clinical trials and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast, the only PDE4 inhibitor currently on the market for the treatment of COPD. We are developing RPL554 for the treatment of patients with COPD and for the treatment of patients with CF.

Operational performance in the first quarter

The recently completed 4 week Phase 2b study with nebulized RPL554 in 403 patients demonstrated a rapid onset and sustained bronchodilator effect from the first to the last dose, that was both clinically and statistically meaningful. In addition, the study demonstrated a marked and significant improvement in daily reported COPD symptoms in the E-RS (EXACT-PRO), and in each of the three sub-scores. The improvement in symptoms was already statistically significant after the first week but continued to progress and further improve during the 4 week treatment period. Similar effects were seen with other symptom scores used, for example the SGRQ. All RPL554 doses tested produced comparable improvements in lung function and symptoms, and RPL554 was well tolerated at all doses with an adverse event profile similar to placebo. The Company continues to review its development strategy for RPL554 in the context of additional data generated, including from clinical trials and market research, to identify opportunities to enhance the planned development and commercialization of RPL554, which may lead to changes in the planned future clinical development of RPL554. The recently obtained Phase 2b data in the maintenance treatment of COPD with nebulized RPL554 provides a further impetus to accelerate the progression towards Phase 3 studies in this indication.

In addition to our nebulized formulation of RPL554, we are also developing RPL554 in both pressurized metered dose inhaler, or pMDI, and dry powder inhaler, or DPI, formulations for the maintenance treatment of COPD. We plan to select a pMDI and a DPI formulation as part of an expansion to the RPL554 clinical development program for the treatment of patients with moderate-to-severe COPD. It is estimated that in the US approximately 4.5 million patients with moderate-to-severe COPD use inhalers for maintenance therapy.

Delivery of orally inhaled drugs by pMDI or DPI is a mainstay of maintenance treatment for patients with moderate-to-severe COPD. Successful development of a pMDI or DPI formulation of RPL554 for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity. We believe that about 90% of patients with diagnosed COPD use inhalers, such as a pMDI or DPI, rather than a nebulizer, to administer treatment.

Development of these new formulations is progressing according to plan and we now expect to complete pre-clinical studies for RPL554 in these formulations in 2018, followed by the first clinical trials in healthy subjects or patients with COPD.

We may also explore the development of RPL554 in pMDI and/or MDI formulations for the treatment of asthma and other respiratory diseases.

OUTLOOK

Having successfully completed last year a global offering comprised of an initial public offering of our American Depositary Shares (“ADSs”) on Nasdaq and an offering in Europe of our ordinary shares, we believe that we now have the funding in place to progress the development of nebulized RPL554 as maintenance therapy for both COPD and CF, as well as for the treatment of acute exacerbations of COPD.

We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. We recognize that our proposed strategy for achieving this goal depends on the data from all clinical trials conducted with RPL554 to date, future interactions with regulatory authorities and our commercial assessment of different development options for RPL554. That said, key elements of this strategy include:

Consideration of any opportunity to focus and accelerate our development plans for RPL554, including proceeding more rapidly towards Phase 3 clinical trials, particularly with nebulized RPL554 for the maintenance treatment of COPD. Proceeding more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD may require us to focus our financial and other resources on maintenance treatment of COPD with nebulized and inhaled formulations of RPL554 in the short term, which may alter our timing to commence further trials using RPL554 in other indications.

We plan to conduct a further Phase 2a clinical trial to evaluate nebulized RPL554 as maintenance treatment of severe COPD patients when dosed in addition to LAMA/LABA or triple (LABA/LAMA/ICS) therapy, compared to placebo. We expect to commence this study in the third quarter of 2018, with top-line data expected in 2019.

For the treatment of COPD patients who may prefer the more convenient administration of an inhaler device, we are developing RPL554 in inhaler formulations. We plan to complete pre-clinical studies for RPL554 in these formulations in 2018, followed by the first clinical trials in healthy subjects or patients with COPD.

Develop RPL554 for the treatment of CF. The timing for future studies in this indication may be dependent on any decision to move more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD.

Pursue development of RPL554 in other forms of respiratory disease. We believe that RPL554’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases. We may explore development of RPL554 to treat other forms of respiratory disease following development of RPL554 for the treatment of COPD and CF.

Seek strategic collaborative relationships. We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize RPL554. We believe these collaborations could provide significant funding to advance the development of RPL554 while allowing us to benefit from the development or commercialization expertise of our collaborators.
Acquire or in-license product candidates for the treatment of respiratory diseases. We plan to leverage our respiratory disease expertise to identify and in-license or acquire additional clinical stage product candidates that we believe have the potential to become novel treatments for respiratory diseases with significant unmet medical needs.

FINANCIAL REVIEW

Financial review of the three month period ended March 31, 2018

The operating loss for the three months ended March 31, 2018, was £5.9 million (March 31, 2017: £4.1 million) and the loss after tax for the three months ended March 31, 2018, was £15.2 million (March 31, 2017: £1.9 million).

Research and Development Costs

Research and development costs were £4.4 million for the three months ended March 31, 2018, as compared to £3.1 million for the three months ended March 31, 2017, an increase of £1.3 million. The increase was predominantly attributable to a £0.5 million increase in clinical trial expenses related to the continuing activities of the Phase 2b clinical trial of RPL554 in 2018. In addition, we increased spending on contract manufacturing and other formulation work by £0.5 million but this was offset by a decrease in pre-clinical development by £0.3 million. Our share-based payment charge increased by £0.4 million as we issued long term incentives to our staff to drive development of RPL554.

General and Administrative Costs

General and administrative costs were £1.5 million for the three months ended March 31, 2018, as compared to £1.0 million for the three months ended March 31, 2017, an increase of £0.5 million. The increase was primarily attributable to a £0.3 million increase in our share-based payment charge.

Finance Income and Expense

Finance income was £0.2 million for the three months ended March 31, 2018, and £1.8 million for the three months ended March 31, 2017. The decrease in finance income was primarily due to an increase in the fair value of the warrant liability during the first quarter of 2018 (which is recorded as a finance expense) compared to a decrease in the liability in the three month period ended 31 March, 2017, which resulted in a gain (recorded as finance income) of £1.8 million in the comparative period.

Finance expense was £10.3 million for the three months ended March 31, 2018, as compared to £0.2 million for the three months ended March 31, 2017. The increase was due to an increase in the fair value of the warrant liability of £9.0 million arising from changes in the inputs and other underlying assumptions for measuring the liability of the warrants, issued in the July 2016 Placement, including the price and volatility of our ordinary shares; this charge is a non-cash expense.

As part of our approach to risk management we hold cash and short term investments in a mix of currencies. There was a further expense of £1.3 million due to the foreign exchange loss on translation of foreign currency denominated cash and cash equivalents and short term investments.

Taxation

Taxation for the three months ended March 31, 2018, amounted to a credit of £0.8 million compared to a credit of £0.6 million for the three months ended March 31, 2017, an increase of £0.2 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure and the increase in the credit amount was attributable to our increased expenditure on research and development, compared to the prior period.

Cash Flows

Net cash used in operating activities increased to £6.2 million for the three months ended March 31, 2018, from £3.5 million for the three months ended March 31, 2017. This was due to an increase in operating costs driven by higher research and development costs, as well as working capital movements driven by research and development costs incurred in the three months ended December 31, 2017.

The increase in net cash generated in investing activities to £4.5 million for the three months ended March 31, 2018, from £0.0 million for the three months ended March 31, 2017, was due to the maturity of short term investments held as treasury deposits.

There was no cash received or paid from financing activities for the three months ended March 31, 2018 . The £1.1 million paid for the three months ended March 31, 2017, was the cash paid in advance for financing costs of the Global Offering on the 26 April 2018.

Cash, cash equivalents and short-term investments

Net cash, cash equivalents and short-term investments at March 31, 2018, decreased to £72.6 million from £80.3 million at December 31, 2017 due to the utilization of cash in the ordinary operating activities and the effect of the GBP exchange rate strengthening on our USD cash and cash equivalents and short term investments.

Net assets

Net assets decreased to £65.7 million in the three month period ended March 31, 2018, from £79.9 million at December 31, 2017. This decrease was primarily due to the operating activities of the Company and the fair value remeasurement of the warrant liability.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2017, AND MARCH 31, 2018

	Notes	As of December 31, 2017	As of March 31, 2018
		(audited)	(unaudited)
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		1,969	2,088
Property, plant and equipment		16	15
Total non-current assets		2,426	2,544

Current assets:
Prepayments and other receivables		1,810	1,870
Current tax receivable		5,006	5,929
Short term investments	9	48,819	43,605
Cash and cash equivalents		31,443	29,013
Total current assets		87,078	80,417
Total assets		89,504	82,961

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,251	5,251
Share premium		118,862	118,862
Share-based payment reserve		5,022	6,041
Accumulated loss		(49,254)	(64,504)
Total equity		79,881	65,650

Current liabilities:
Derivative financial instrument	10	1,273	10,250
Trade and other payables		7,154	5,766
Tax payable—U.S. Operations		169	265
Total current liabilities		8,596	16,281

Non-current liabilities:
Assumed contingent obligation	11	875	890
Deferred income		152	140
Total non-current liabilities		1,027	1,030
Total equity and liabilities		89,504	82,961

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE
INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2017, AND MARCH 31, 2018

	Notes	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
		(unaudited)	(unaudited)
		£'000s	£'000s
Research and development costs		(3,105)	(4,421)
General and administrative costs		(1,032)	(1,458)
Operating loss		(4,137)	(5,879)
Finance income	7	1,765	160
Finance expense	7	(181)	(10,324)
Loss before taxation		(2,553)	(16,043)
Taxation — credit	8	639	820
Loss for the year		(1,914)	(15,223)
Other comprehensive loss :
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(4)	(27)
Total comprehensive loss attributable to owners of the Company		(1,918)	(15,250)
Loss per ordinary share — basic and diluted (pence)	6	(3.7)	(14.5)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR
THE THREE MONTHS ENDED MARCH 31, 2017, AND MARCH 31, 2018

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	(unaudited)	(unaudited)
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(2,553)	(16,043)
Finance income	(1,765)	(160)
Finance expense	181	10,324
Share-based payment charge	270	1,019
Decrease in prepayments and other receivables	499	35
Decrease in trade and other payables	(50)	(1,434)
Depreciation of property, plant and equipment	1	2
Amortization of intangible assets	15	21
Cash used in operating activities	(3,402)	(6,236)
Cash outflow from taxation	(131)	—
Net cash used in operating activities	(3,533)	(6,236)
Cash flow from investing activities:
Interest received	34	65
Purchase of plant and equipment	—	(1)
Payment for patents and computer software	(69)	(140)
Transfer to short term investments	—	(3,858)
Maturity of short term investments	—	8,386
Net cash (used) / generated in investing activities	(35)	4,452
Cash flow from financing activities:
Transaction costs on April 2017 Global Offering	(1,059)	—
Net cash used in financing activities	(1,059)	—
Net decrease in cash and cash equivalents	(4,627)	(1,784)
Cash and cash equivalents at the beginning of the period	39,785	31,443
Effect of exchange rates on cash and cash equivalents	(162)	(646)
Cash and cash equivalents at the end of the period	34,996	29,013

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2017, AND MARCH 31, 2018

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2017	2,568	58,526	2,103	(28,728)	34,469
Loss for the year	—	—	—	(1,914)	(1,914)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	(4)	(4)
Total comprehensive loss for the period	—	—	—	(1,918)	(1,918)
Share-based payments	—	—	270	—	270
Balance at March 31, 2017	2,568	58,526	2,373	(30,646)	32,821

Balance at January 1, 2018	5,251	118,862	5,022	(49,254)	79,881
Loss for the year	—	—	—	(15,223)	(15,223)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(27)	(27)
Total comprehensive loss for the period	—	—	—	(15,250)	(15,250)
Share-based payments	—	—	1,019	—	1,019
Balance at March 31, 2018	5,251	118,862	6,041	(64,504)	65,650
The currency translation reserve for March 31, 2017, and March 31, 2018, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed on the Alternative Investment Market of the London Stock Exchange and on April 27, 2017, American Depositary Shares began trading on Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma Plc (the “Company”) and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together “the Group”), for the three months ended March 31, 2018 do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2018.
The 2017 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on May 8, 2018. There have been no changes, except as otherwise stated, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2017, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going‑concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of March 31, 2018, believes the Group has sufficient funds to continue as a going concern for at least 12 months from the end of the reporting period.
The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.
During the period the Group adopted IFRS 9. This has not had a material impact on the accounting for financial instruments held by the company, including the assumed contingent obligation, the derivative financial instrument or short term deposits. There has been no change in the classification and measurement of these financial instruments.
IFRS 15 has also been adopted by the Group; this has had no impact as the Group is not currently revenue generating.
Dividend
The Directors do not recommend the payment of a dividend for the three months ended March 31, 2018, (three months ended March 31, 2017: £nil and the year ended December 31, 2017: £nil).
3. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.

4. Financial Instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; and credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.
5. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.
6. Loss per share calculation
The basic loss per share of 14.5p (March 31, 2017: loss of 3.7p) for the three months ended March 31, 2018 is calculated by dividing the loss for the three months ended March 31, 2018 by the weighted average number of ordinary shares in issue of 105,017,400 during the three months ended March 31, 2018 (March 31, 2017: 51,361,063). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
Each ADS represents 8 shares of the Company, so the loss per ADS is any period is equal to 8 times the loss per share.

7. Finance income and expense

	Three months ended March 31, 2017	Three months ended March 31, 2018
	£'000s	£'000s
Finance income:
Interest received on cash balances	34	160
Fair value adjustment on derivative financial instruments (note 10)	1,731	—
Total finance income	1,765	160

	Three months ended March 31, 2017	Three months ended March 31, 2018
	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 10)	—	8,977
Foreign exchange loss on translating foreign currency denominated balances	162	1,332
Unwinding of discount factor and foreign exchange movements related to the assumed contingent arrangement (note 11)	19	15
Total finance expense	181	10,324

8. Taxation
The tax credit for the three month period ended March 31, 2018, amounts to £820 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended March 31, 2018 for an amount of £923 thousand less a tax expense of £103 thousand related to the US operations (three month period ended March 31, 2017: £639 thousand tax credit, comprising £669 thousand for research and development tax credit, less £30 thousand expense for tax on US operations).
9. Short term investments
Short term investments as at March 31, 2018 amounted to a total of £43.6 million (December 31, 2017: £48.8 million) and consisted of fixed term deposits, in both US Dollars and UK Pounds.
10. Derivative financial instrument
Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued.
At December 31, 2017, and March 31, 2018, warrants over 12,446,370 shares were in effect.

	At December 31, 2017	At March 31, 2018
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.420%	0.90%
Expected term to exercise	1.79 years	3.33 years
Annualized volatility	47.35%	62.40%
Dividend rate	0.00%	0.00%
Dilution discount	0.00%	2.80%
As at March 31, 2018, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), amounting to £10.3 million.
The variance for the three month period ending March 31, 2018, was £9.0 million (three month period ending March 31, 2017: £1.7 million) and is recorded as finance expense (March 31, 2017, recorded in finance income) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2017	2018
	£'000s	£'000s
At January 1	7,923	1,273
Fair value adjustments recognized in profit or loss	(1,731)	8,977
At March 31	6,192	10,250

For the amount recognized as at March 31, 2018, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	11,523
Base case, reported fair value	10,250
Variable down	8,910

11. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of March 31, 2018, amounted to £890 thousand (December 31, 2017: £875 thousand). The increase in value of the assumed contingent obligation during the three months ended March 31, 2018, amounted to £15 thousand (three months ended March 31, 2017: £19 thousand) and was recorded in finance expense as it related to the unwind of the discount on the liability and retranslation for changes in US Dollar exchange rates. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2017 and the three months ended March 31, 2018, there were no events that triggered remeasurement.

	2017	2018
	£'000s	£'000s
January 1,	802	875
Impact of changes in foreign exchange rates	(4)	(9)
Unwinding of discount factor	23	24
March 31,	821	890
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at March 31, 2018, of £890 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	848	915
Base case, reported fair value	890	890
Variable down	935	865

12. Share option scheme
During the three months ended March 31, 2018 the Company granted a total of 2,090,847 share options and 273,390 Restricted Stock Units (“RSUs”) (three months ended March 31, 2017 the Company granted nil share options, and nil RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2017	Weighted average exercise price	2018
	£		£
Outstanding at January 1	1.87	3,037,333	1.54	7,527,457
Granted during the period	—	—	1.46	2,090,847
Outstanding options at March 31	1.87	3,037,333	1.52	9,618,304

The movement in the number of the Company’s RSUs is set out below:

	Weighted average exercise price	2017	Weighted average exercise price	2018
	£		£
Outstanding at January 1	n/a	—	n/a	1,052,236
Granted during the period	—	—	—	273,390
Outstanding RSUs at March 31	n/a	—	n/a	1,325,626
The share‑based payment expense for the three months ended March 31, 2018, was £1,019 thousand (three months ended March 31, 2017: £270 thousand).
The options and RSUs granted during the three months ended March 31, 2018, were awarded under the Company’s 2017 Incentive Plan with total fair values estimated using the Black Scholes option pricing model of £2.3 million. The cost is amortized over the vesting period of the options and the RSUs on a straight‑line basis. The following assumptions were used for the Black‑Scholes valuation of share options and RSUs granted in the three months ended March 31, 2018.

	Share options	RSUs
	Issued in the three months ended March 31, 2018	Issued in the three months ended March 31, 2018
Options / RSUs granted	2,090,847	273,390
Risk‑free interest rate	1.08% - 1.22%	1.08% - 1.22%
Expected life of options / RSUs	5.5 - 7 years	5.5 - 7 years
Annualized volatility	69.88% -71.35%	69.88% -71.35%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years
13. Related party transactions
In the three months ended March 31, 2018, and 2017, executive directors received regular salaries, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the Directors and senior staff for the three months ended March 31, 2018, and 2017 were as follows:

		Short term employee benefits	Share-based payments	Post employment benefits	Total
		£'000s	£'000s	£'000s	£'000s
Three months ended March 31, 2017	Directors	199	100	4	303
	Other key management personnel	280	153	5	438
		479	253	9	741
Three months ended March 31, 2018	Directors	206	371	5	582
	Other key management personnel	412	598	7	1,017
		618	969	12	1,599

Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company, purchased 3,250 thousand ordinary shares for £5 thousand from the market in the period.

14. Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of March 31, 2018, and for the three month period ended March 31, 2018, into US dollars at the noon buying rate of the Federal Reserve Bank of New York on March 30, 2018, which was £1.00 to $1.4027. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2017, AND MARCH 31, 2018

	Three months ended March 31, 2017	Three months ended March 31, 2018	Three months ended March 31, 2018
	(unaudited)	(unaudited)	(unaudited)
	£'000s	£'000s	$'000s
Research and development costs	(3,105)	(4,421)	(6,201)
General and administrative costs	(1,032)	(1,458)	(2,045)
Operating loss	(4,137)	(5,879)	(8,246)
Finance income	1,765	160	224
Finance expense	(181)	(10,324)	(14,481)
Loss before taxation	(2,553)	(16,043)	(22,503)
Taxation — credit	639	820	1,150
Loss for the year	(1,914)	(15,223)	(21,353)
Other comprehensive loss :
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(4)	(27)	(38)
Total comprehensive loss attributable to owners of the Company	(1,918)	(15,250)	(21,391)
Loss per ordinary share — basic and diluted (pence)	(3.7)	(14.5)	(20.3)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2017, AND MARCH 31, 2018

	As of December 31, 2017	As of March 31, 2018	As of March 31, 2018
	(audited)	(unaudited)	(unaudited)
	£'000s	£'000s	$'000s
ASSETS
Non-current assets:
Goodwill	441	441	619
Intangible assets	1,969	2,088	2,929
Property, plant and equipment	16	15	21
Total non-current assets	2,426	2,544	3,569

Current assets:
Prepayments and other receivables	1,810	1,870	2,623
Current tax receivable	5,006	5,929	8,317
Short term investments	48,819	43,605	61,165
Cash and cash equivalents	31,443	29,013	40,697
Total current assets	87,078	80,417	112,802
Total assets	89,504	82,961	116,371

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,251	5,251	7,366
Share premium	118,862	118,862	166,728
Share-based payment reserve	5,022	6,041	8,474
Accumulated loss	(49,254)	(64,504)	(90,480)
Total equity	79,881	65,650	92,088

Current liabilities:
Derivative financial instrument	1,273	10,250	14,378
Trade and other payables	7,154	5,766	8,088
Tax payable—U.S. Operations	169	265	373
Total current liabilities	8,596	16,281	22,839

Non-current liabilities:
Assumed contingent obligation	875	890	1,248
Deferred income	152	140	196
Total non-current liabilities	1,027	1,030	1,444
Total equity and liabilities	89,504	82,961	116,371